Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

September 5, 2018

Via EDGAR

Daniel Duchovny
Office of Mergers & Acquisitions
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Perry Ellis International, Inc.
Amended Schedule 13E-3
Filed on August 20, 2018
File No. 005-48707

Revised Preliminary Proxy on Schedule 14A
Filed on August 20, 2018
File No. 000-21764

Ladies and Gentlemen:

On behalf of our client, Perry Ellis International, Inc. (the “Company”), and pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, please find enclosed for submission with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 3 (“Amendment No. 3”) to the above-captioned Amended Schedule 13E-3 (as amended, the “Schedule 13E-3”), which was initially filed with the Commission on August 20, 2018, and a complete copy of the revised above-captioned Revised Preliminary Proxy on Schedule 14A (as revised, the “Proxy Statement”), which was initially filed with the Commission on August 20, 2018.

The Schedule 13E-3 and the Proxy Statement reflect the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from Daniel Duchovny, dated August 24, 2018 (the “Comment Letter”).  The discussion below is presented in the order of the numbered comments in the Comment Letter, and the Staff’s comments have been reproduced to facilitate its review.  Certain capitalized terms set forth in this letter are used as defined in the Schedule 13E-3 and the Proxy Statement.

The Company has asked us to convey the following as its responses to the Staff (it being understood that all responses to questions concerning any of the Feldenkreis family members or related filing persons for the Schedule 13E-3 (collectively, the “Feldenkreis Family”) have been provided to us on their behalf by legal counsel for such filing persons and such counsel have requested us to convey such responses below on behalf of such filing persons):

Amended Schedule 13E-3

1.                                      We note that you have requested confidential treatment for Exhibit (c)(10).  We will provide comments on your request separately.

Response to Comment 1

The Company looks forward to any comments you may have on its confidential treatment request. Please note that the Company is concurrently re-filing Exhibit (c)(10) to remove some of the prior redactions from its request.

Revised Preliminary Proxy Statement

Background of the Merger, page 18

2.                                      We note your response to prior comment 2 and the AlixPartners’ presentation filed as Exhibit (c)(10). Please revise to summarize briefly AlixPartners’ findings/recommendations concerning management’s strategic plan and planning processes.

Response to Comment 2

The Proxy Statement has been revised in response to the Staff’s comment. Please see pages 24 and 25 of the Proxy Statement.

3.                                      With reference to your October 24, 2017 entry, please revise to clarify whether the Special Committee’s review of Mr. Oscar Feldenkreis’ role as Chief Executive Officer has continued throughout the sale process and whether the AlixPartners’ April 2018 report constituted part of the Special Committee’s review of his role. In addition, revise the “Background of the Merger” section to discuss any material developments or determinations made by the Special Committee’s concerning this subject matter, including, as applicable, any determinations made following receipt of AlixPartners’ April report.

Response to Comment 3

The Proxy Statement has been revised in response to the Staff’s comment. Please see page 18 of the Proxy Statement.

4.                                      We note your updated disclosures concerning the Special Committee’s recent assessment of Randa’s interest in bidding for the Company and the important role that your largest in-bound licensor played in the Special Committee’s August 14, 2018 determination that the Randa proposal was no longer reasonably likely to lead to a Superior Proposal. Accordingly, please supplementally provide us a copy of the licensor’s August 10, 2018 written communication. With reference to your July 29 and August 10 entries, revise to clarify Oscar Feldenkreis’s basis for believing that the licensor would not consent to a transaction with Randa and also indicate whether Oscar Feldenkreis conducted his scheduled mid-August meeting with the licensor. Revise to disclose any discussions between any Filing Persons and the licensor concerning the 13E-3 transaction, including any discussions concerning the licensor’s willingness to waive or not waive the change of control provision for management’s 13E-3 transaction or for any proposals presented by third parties, such as Randa.

Response to Comment 4

We have supplementally provided you with the requested copy of the Company’s largest inbound licensor’s (the “Licensor”) communication.  The Proxy Statement has been revised in response to the Staff’s comment. Please see pages 43, 46 and 48 to 50 of the Proxy Statement.  In addition, we have been asked to advise you as follows:

The Company’s license agreement with the Licensor requires the consent of the Licensor upon a change of control including under the Merger.  The Feldenkreis Family is in the process of seeking the consent of the Licensor to the Merger.  While there is no assurance that such consent will be obtained, the Feldenkreis Family believes that its long term working relationship with the Licensor will result in it granting its consent to the change of control contemplated by the Merger. The Merger is not conditioned upon obtaining the consent of the Licensor.

On August 8, 2018, the Licensor made clear to the advisors of the Special Committee that: (i) it had already spoken to Randa (without the Special Committee’s authorization); (ii) it had substantive concerns regarding Randa’s lack of experience in apparel; (iii) based on the substantive criteria it applied to consider granting consent (which criteria it explained to such advisors), the judgment reached by the Licensor (including based on Randa’s earlier discussion with it) was that such criteria were not met by Randa; and (iv) it refused to have another discussion with Randa.

On August 10, 2018, following receipt of the Licensor’s clear written confirmation of its position, the Special Committee set about trying to get Randa to waive the precondition regarding the Licensor, to no avail, as described in the Proxy Statement.  Advisors for the Special Committee also contacted Oscar Feldenkreis, in his capacity as CEO, and representatives for George Feldenkreis to ascertain if another approach to the Licensor was warranted. On August 13,

2018, as described in the Proxy Statement, the CEO provided the Special Committee written confirmation that he was aware of his fiduciary duties, that the Licensor had come to its own decision regarding Randa and further refuting the suggestion that the Feldenkreis’ control that decision.  Representatives of George Feldenkreis indicated his agreement with these views to advisors for the Special Committee. The Special Committee had no reason to believe that the final written determination of a large organization such as Licensor was going to be overturned irrespective of any actions or views of the Company’s officers and directors, including the Feldenkreis’. Continuing to delay the process to further explore such an unlikely occurrence had substantial risk, both to the Company and its relationship and good will with the Licensor and in terms of staying in compliance with the no-shop obligations under the Feldenkreis merger agreement and protecting the value of that transaction for the Company’s shareholders. Additionally, Oscar Feldenkreis’s belief that the Licensor would not consent to a transaction between the Company and Randa was based upon the foregoing communications, his experience working with licensors generally and the fact that the Licensor, as a large and sophisticated licensor, would make its own independent determination as to whether to consent to a transaction with a new licensee on its own timetable.

With regard to the last question in this comment, both the Company (through the Special Committee and its advisors) and Mr. Oscar Feldenkreis discussed with the Licensor Randa’s proposal and the consent rights under the license in connection therewith. With respect to those discussions by the Company (through the Special Committee and its advisors), they were, as described in the Proxy Statement, aimed at satisfying Randa’s precondition of a positive meeting with the Licensor. With respect to those discussions by Mr. Oscar Feldenkreis, they occurred intermittently as a result of publicity by Randa of its proposal and were aimed at assuring the Licensor that its relationship with the Company would not be affected and that the Licensor’s consent rights would be respected. The Feldenkreis Family did not interfere with the Licensor’s independent determination with regard to Randa’s proposal. The determination of whether the Licensor would consent to a change of control was solely within the control of the Licensor.

After the execution of the Merger Agreement with the Company, the Feldenkreis Family had a discussion with the Licensor that they would be seeking the approval of the Licensor to the change of control and hoped that the Licensor would grant such request based upon their in excess of 12 years’ experience with the Feldenkreis Family. On August 27, 2018,  the Feldenkreis Family formally requested the consent of the Licensor to the change of control which will occur on the closing of the Merger.  To date no consent has been received. The closing of the Merger is not conditioned upon such consent.

The Company has asked us to advise you that senior management regularly meets with the Company’s licensors in the ordinary course of business and that Oscar Feldenkreis met with executives of the Licensor on August 16, 2018 in the normal course in connection with his yearly attendance at an industry apparel show as disclosed in the Proxy Statement.

5.                                      On a related note, your disclosure of the Olshan August 7th letter refers to preventing “further defections.” With a view toward revised disclosure, please tell us how many employees left the company as a result of the negotiations of the transactions and whether they were part of company management.

Response to Comment 5

The Company has asked us to advise you that, subsequent to the announcement of the Merger and through the date hereof, 86 corporate employees have left the Company, including two members of senior management of the Company, the EU Managing Director and a Senior Vice President of Finance.  The Company has asked us to advise you that, while the Company is unable to state with certainty the reason why these employees resigned from the Company, it is the Company management’s belief that the uncertainty surrounding the transaction and related negotiations may have impacted their decisions or the timing of such decisions. This is contrast to only 64 employees that resigned from the Company in the same period in the year prior to the announcement of the Merger.

6.                                      We refer to the August 14, 2018 entry and your disclosure that the Special Committee based its decision to end consideration of the Randa Proposal on a determination that the licensor would not waive the precondition irrespective of “any action” taken by the Feldenkreises. Please revise to clarify whether “any action” includes the Feldenkreises supporting the Randa Proposal and assisting the company in obtaining the required consent. In this regard, your disclosure should indicate whether the Special Committee’s determination was based, if true, on any unwillingness of the Feldenkreises to support the Randa Proposal and to assist in seeking the licensor’s consent for that proposal.

Response to Comment 6

The Proxy Statement has been revised in response to the Staff’s comment. Please see page 49 of the Proxy Statement. The Company has asked us to advise you that the Special Committee’s decision to end consideration of the Randa Proposal was based on the oral and written remarks of the Licensor (see entries for August 8, 2018 and August 10, 2018) and the other considerations noted in response to Comment 4 above. In light of these remarks and the fact that the Company’s license is such a small part of the Licensor’s overall business, the Special Committee determined that the precondition was unlikely to be satisfied irrespective of “any action” taken by the Feldenkreises.

Recommendation of the Special Committee…, page 49

7.                                      We reissue prior comment 5. With reference to Regulation M-A, Item 1014(a), please revise to state whether the company and all filing persons believe that the Rule 13e-3 transaction is fair or unfair to unaffiliated security holders. In doing so, please provide this statement or statements as of the date of the proxy statement (i.e., taking into account all events subsequent to the execution of the merger agreement). In this regard, your current disclosure suggests that the Special Committee and Board determinations were rendered as of June 15, 2018 and therefore may not take into account recent developments, including Randa’s proposal to acquire the company at a higher price ($28.90) with the assistance of company affiliates. We also continue to believe that your disclosure, as presented, needlessly creates uncertainty that the Special Committee and Board determinations were not specific to the unaffiliated shareholders apart from other shareholders. Accordingly, please revise to provide the disclosure as it is required in Item 1014(a). Please make a corresponding revision to the fourth bullet point on page 68, as necessary.

Response to Comment 7

The Proxy Statement has been revised in response to the Staff’s comment to specifically address the unaffiliated stockholders in accordance with Regulation M-A Item 1014(a). Please see pages 51, 55, 56 and 69 of the Proxy Statement.

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3136 or Raphael M. Russo at (212) 373-3309.

Sincerely,

/s/ Kelley D. Parker
Kelley D. Parker

cc:	Tricia McDermott Thompkins
Perry Ellis International, Inc.

Raphael M. Russo
Robert B. Schumer
Paul, Weiss, Rifkind, Wharton & Garrison LLP